                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number   1-16463
                         -------------------------------------------------------

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      BLACK BEAUTY COAL COMPANY 401(k) PLAN
--------------------------------------------------------------------------------

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

     701 MARKET STREET, ST. LOUIS, MISSOURI                       63101-1826
--------------------------------------------------------------------------------
     (Address of principal executive offices)                     (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm.................................................1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2004 and 2003.........................................................................2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2004 and 2003.............................................................3

     Notes to Financial Statements......................................................................4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........................................9

Signatures.............................................................................................10

Exhibit Index..........................................................................................11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Black Beauty Coal Company 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP
                                                           ---------------------
                                                           Ernst & Young LLP

St. Louis, Missouri
June 2, 2005

                     Black Beauty Coal Company 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       2004             2003
                                                   ------------     ------------
ASSETS
Investments, at fair value:
  Investments in mutual funds                      $ 57,345,585     $ 46,685,604
  Investment in common/collective trust               4,142,848        2,903,832
  Investment in Peabody Energy Stock Fund             1,903,638          133,891
                                                   ------------     ------------
Total investments                                    63,392,071       49,723,327

Receivables:
  Employer contributions                              2,490,281               --
                                                   ------------     ------------

Net assets available for benefits                  $ 65,882,352     $ 49,723,327
                                                   ============     ============


See accompanying notes.

                     Black Beauty Coal Company 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits



                                                               YEAR ENDED DECEMBER 31
                                                               2004              2003
                                                           ------------      ------------
ADDITIONS
Interest and dividends                                     $    992,834      $    655,604
Net realized and unrealized appreciation
  of investments                                              5,392,240         8,215,536
                                                           ------------      ------------
Net investment income                                         6,385,074         8,871,140
                                                           ------------      ------------

Contributions:
  Employee                                                    5,873,726         4,951,620
  Employer                                                    5,971,901         2,885,859
  Rollover                                                      112,195           302,420
                                                           ------------      ------------
Total contributions                                          11,957,822         8,139,899
                                                           ------------      ------------

Total additions                                              18,342,896        17,011,039
                                                           ------------      ------------

DEDUCTIONS
Withdrawals by participants                                  (2,183,871)       (1,587,654)
                                                           ------------      ------------

Net increase in net assets available for benefits            16,159,025        15,423,385
Net assets available for benefits at beginning of year       49,723,327        34,299,942
                                                           ------------      ------------

Net assets available for benefits at end of year           $ 65,882,352      $ 49,723,327
                                                           ============      ============




See accompanying notes.

                      Black Beauty Coal Company 401(k) Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2004 and 2003


1. DESCRIPTION OF THE PLAN

The following description of the Black Beauty Coal Company (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Company is an indirect, wholly-owned subsidiary of Peabody Energy Corporation.

GENERAL

The Plan is a defined contribution plan offered by the Company and its divisions, Black Beauty Underground and Black Beauty Mining and its subsidiaries GIBCO Motor Express, LLC and GIBCO Fuels, LLC. Participation in the Plan is voluntary, and all full-time employees who are not covered by a collective bargaining agreement are eligible for participation in the Plan on the date of their employment, or at any time afterward. Prior to March 15, 2004, the Plan covered all full-time employees who had completed one year of service, had attained 21 years of age, and were not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute any whole percentage from 1% to 60% of pre-tax base compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans.

In the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.

The Company makes matching contributions equal to 90% of the first 6% of eligible compensation that a participant contributes to the Plan. Prior to July 1, 2003, the Company made matching contributions equal to 85% of the first 6% of eligible compensation that a participant contributed to the Plan.

                      Black Beauty Coal Company 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service ("IRS").

In 2004, the Plan participants became eligible for a performance contribution as established by the Board of Directors of Peabody Energy Corporation. The Board of Directors establishes desired minimum and maximum performance targets that require the Company to pay a performance contribution into the account of each active, eligible employee between 0% and 4% of the employee's base compensation as of the end of the fiscal year, based upon Peabody Energy Corporation's level of achievement of the approved target. If the minimum performance targets set by the Board of Directors for a fiscal year are not met, the Board of Directors may authorize the Company to contribute a discretionary amount to the Plan. If the maximum performance targets set by the Board of Directors for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Company to contribute up to an additional 2% of base compensation to the Plan.

At December 31, 2004, a receivable for $2.5 million was recorded for a performance contribution of 4% of eligible employees' salaries related to the 2004 plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's contributions, and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

On termination of service, a participant generally may elect to receive either a lump-sum amount equal to the value of the participant's interest in their account, or monthly, quarterly, annual, or semiannual installments. In the event of the participant's death, the beneficiary is eligible for a lump sum payment. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

VESTING

Employer and employee contributions are vested 100% at the time of contribution.

                      Black Beauty Coal Company 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

The Plan is voluntary on the part of the Company. The Company may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts remain fully vested. Currently, the Company has no intention to terminate the Plan.

ADMINISTRATIVE EXPENSES

All significant administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                      Black Beauty Coal Company 401(k) Plan

3. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code of 1986 ("the Code"), as amended. The Plan also invests in Peabody Energy Corporation stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

4. INVESTMENTS

The Plan's investments, including those purchased, sold or held during the year, appreciated in fair value as determined by quoted market prices as follows:

                                 2004           2003
                              ----------     ----------

Mutual funds                  $4,871,909     $8,192,188
Peabody Energy Stock Fund        520,331         23,348
                              ----------     ----------
                              $5,392,240     $8,215,536
                              ==========     ==========


Investments representing 5% or more of the fair value of the Plan's net assets at December 31 were as follows:


                                           2004              2003
                                        ------------     ------------

Mutual funds:
  Fidelity Magellan Fund                $ 19,784,801     $ 18,792,078
  Vanguard LifeStrategy Moderate
    Growth Fund                           10,721,760        8,907,114
  Vanguard PRIMECAP Fund                  13,423,473       10,090,062
Common/collective trust:
  Vanguard Retirement Savings Trust        4,142,848        2,903,832



5. INCOME TAX STATUS

The underlying nonstandardized prototype plan received an opinion letter from the IRS dated August 22, 2001, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Code, and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of

                      Black Beauty Coal Company 401(k) Plan

5. INCOME TAX STATUS (CONTINUED)

the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS opinion letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                              Supplemental Schedule

                      Black Beauty Coal Company 401(k) Plan

                             Employer ID #35-1799736
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)



                                December 31, 2004



                                                 DESCRIPTION OF
         IDENTITY OF ISSUE                       INVESTMENT TYPE            CURRENT VALUE
-------------------------------------     -----------------------------     -------------

Fidelity Magellan Fund*                   190,623 shares of mutual fund     $ 19,784,801
Vanguard 500 Index Fund*                  28,504 shares of mutual fund         3,182,170
Vanguard Explorer Fund*                   13,215 shares of mutual fund           985,406
Vanguard Extend Mkt Index Fund*           23,437 shares of mutual fund           734,995
Vanguard Int'l Growth Fund*               133,208 shares of mutual fund        2,512,307
Vanguard LifeStrategy Conserv Growth*     14,068 shares of mutual fund           214,674
Vanguard LifeStrategy Growth Fund*        29,120 shares of mutual fund           583,572
Vanguard LifeStrategy Income Fund*        32,269 shares of mutual fund           436,600
Vanguard LifeStrategy Moderate
  Growth Fund*                            598,647 shares of mutual fund       10,721,760
Vanguard PRIMECAP Fund*                   215,465 shares of mutual fund       13,423,473
Vanguard Total Bond Mkt Index*            263,082 shares of mutual fund        2,701,853
Vanguard Windsor Fund*                    37,308 shares of mutual fund           674,150
Vanguard Windsor II Fund*                 45,227 shares of mutual fund         1,389,824
Vanguard Retirement Savings Trust*        4,142,848 shares of common/
                                             collective trust                  4,142,848
Peabody Energy Stock Fund*                56,254 units of stock fund           1,903,638
                                                                            ------------
                                                                            $ 63,392,071
                                                                            ============



* Parties-in-interest.

                                   SIGNATURES

Black Beauty Coal Company 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                Black Beauty Coal Company
                                                401(k) Plan

Date: June 27, 2005                         By: /s/ SHARON D. FIEHLER
                                                --------------------------------
                                                Sharon D. Fiehler
                                                Peabody Energy Corporation
                                                Executive Vice President,
                                                Human Resources & Administration

                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.





     Exhibit
       No.          Description of Exhibit
     -------        ----------------------
        23          Consent of Ernst & Young LLP, Independent Registered Public
                    Accounting Firm